Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MARVEL PARENT, LLC,

MARVEL MERGER SUB, INC.

and

MONOTYPE IMAGING HOLDINGS INC.

Dated as of July 25, 2019

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 25, 2019, by and among Marvel Parent, LLC, a Delaware limited liability company (“Parent”), Marvel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Monotype Imaging Holdings Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), and declared this Agreement advisable, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger in accordance with the DGCL.

B. Each of the board of managers of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered (i) a limited guarantee (the “Limited Guarantee”) from HGGC Fund III, L.P., a Cayman Islands exempted limited partnership, and certain affiliated funds (collectively, the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement and (ii) a commitment letter between Parent and the Guarantor, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”).

D. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case, that contains customary provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of or with respect to the Company to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement; provided, further, however, that notwithstanding anything to the contrary contained in the foregoing, an agreement with the Company that is executed, delivered and effective after the execution and delivery of this Agreement that is in the form and substance of the confidentiality agreement attached as Exhibit 1.1(a) to the Company Disclosure Letter shall be deemed an Acceptable Confidentiality Agreement under this Agreement.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing more than 20% of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 20% of the total outstanding voting power of the Company after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase (including by way of merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction), license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition, as determined in good faith by the Company Board or a committee thereof); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 20% of the total outstanding voting power of the Company outstanding after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e) “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2018 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2018.

(g) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

(h) “CIC Severance Policy” means the Company’s amended and restated Change in Control Severance Pay Plan, effective as of January 1, 2017.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Company Board” means the Board of Directors of the Company.

(k) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(l) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(m) “Company Equity Plans” means the equity plans set forth in Section 1.1(m) of the Company Disclosure Letter that provide for the issuance of Company Stock-Based Awards.

(n) “Company Group” means the Company and its Subsidiaries.

(o) “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company Group.

(p) “Company Material Adverse Effect” means any fact, change, event, violation, inaccuracy, effect, occurrence or circumstance (each, an “Effect”) that, individually or taken together with all other Effects, (A) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole; or (B) would reasonably be expected to prevent or materially impair or delay the consummation of the Merger prior to the Termination Date; provided, however, that, with respect to clause (A) only, none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) changes in conditions in the industries in which the Company Group conducts business;

(iv) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions, epidemics, pandemics or other force majeure events or acts of God in the United States or any other country or region in the world;

(vii) any Effect resulting from the negotiation, execution, delivery, announcement, pendency, performance, compliance with the terms of or consummation of this Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Section 3.5);

(viii) any Effect that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Section 3.5);

(ix) the compliance by the Company or its Subsidiaries, Affiliates or Representatives with the terms of this Agreement, including any action taken or refrained from being taken pursuant to, in accordance with, expressly contemplated by or expressly required by this Agreement, the Confidentiality Agreement or the Company Disclosure Letter;

(x) any action taken or refrained from being taken, in each case by any member of the Company Group to which Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(xi) changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xii) changes in the price or trading volume of the Company Common Stock or changes or prospective changes to the Company’s credit rating (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (xv));

(xiii) any failure by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings, cash flows, EBITDA, net adjusted EBITDA or other financial performance or results of operations for any period; or (B) any internal budgets, plans, or projections or internal forecasts of its revenues, earnings, cash flows, EBITDA, net adjusted EBITDA or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (xv));

(xiv) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xv) any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of this Agreement or the Transactions; and

(xvi) any breach, violation or non-performance by Parent or Merger Sub of any of their respective obligations under this Agreement or any Effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates;

except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (xi), to the extent that such Effect has had a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies of a similar size operating in the industries in which the Company Group conducts business, then, to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (xiv), only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(q) “Company Options” means any options to purchase shares of Company Common Stock outstanding pursuant to any of the Company Equity Plans.

(r) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(s) “Company PSU” means a restricted stock unit issued by the Company pursuant to the Company Equity Plans that, as of the date hereof, vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive shares of Company Common Stock after the vesting or lapse of restrictions applicable to such unit.

(t) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company Group.

(u) “Company RSA” means each award of restricted stock of the Company, whether granted pursuant to the Company Equity Plan or otherwise, that is outstanding immediately prior to the Effective Time.

(v) “Company RSU” means each restricted stock unit or similar right of the Company (other than a Company PSU) that, as of the date hereof, vests solely on the basis of time and is payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted pursuant to the Company Equity Plans or otherwise.

(w) “Company Stock-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to the Company Equity Plans or Employee Plans (including Company PSUs, Company Options, Company RSUs, Company RSAs, performance shares, appreciation rights, performance-based units, market stock units, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company).

(x) “Company Stockholders” means the holders of shares of Company Common Stock.

(y) “Company System” means the software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record, keeping, communications, telecommunications, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized or software systems, that are owned, used or relied on by the Company Group.

(z) “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(aa) “Contract” means any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(bb) “Credit Facility” means that certain Credit Agreement, dated as of March 22, 2019, among Monotype Imaging Holdings Inc., as the Borrower, the Guarantors party thereto, the Lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer.

(cc) “DOJ” means the United States Department of Justice or any successor thereto.

(dd) “Environmental Law” means any law (including common law), statute, code, rule, regulation, decree, injunction or order relating to pollution, the protection of the environment (including ambient or indoor air, surface water, groundwater or land) or health or safety, or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of, or exposure to, any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(ee) “ERISA” means the Employee Retirement Income Security Act of 1974.

(ff) “Exchange Act” means the Securities Exchange Act of 1934.

(gg) “Financing Sources” means the Persons (if any) that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including any parties to any debt financing commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and such Persons’ and their Affiliates’ respective current, former and future officers, general or limited partners, shareholders, directors, members, managers, controlling persons, employees, agents and representatives involved in the Debt Financing and the respective successors and assigns of each of the foregoing; provided, however, “Financing Sources” does not include any other Parent Related Parties.

(hh) “FTC” means the United States Federal Trade Commission or any successor thereto.

(ii) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(jj) “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(kk) “Hazardous Substance” means any substance, material or waste for which liability or standards of conduct are imposed, or that is regulated by a Governmental Authority as, “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” pursuant to any Environmental Law, including petroleum and petroleum products, polychlorinated biphenyls and asbestos.

(ll) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(mm) “In-the-Money Company Options” means Company Options with an exercise price per share less than the Per Share Price.

(nn) “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions; (vii) arising in connection with earnouts or other contingent payment obligations; (viii) liabilities arising from any breach of any of the foregoing and (ix) indebtedness of others guaranteed by the Company Group or secured by any lien or security interest on the assets of the Company Group.

(oo) “Intellectual Property” means the rights associated with the following: (i) all United States and foreign patents and applications therefor (“Patents”); (ii) all copyrights and rights in original works of authorship (“Copyrights”); (iii) trademarks, service marks, trade dress rights and similar designation of origin and rights therein (“Marks”); (iv) rights in trade secrets and confidential information, and proprietary information, ideas, know-how, inventions, processes, and software source code; (v) internet domain name registrations; (vi) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world; and (vii) registrations and applications for registration of any of the foregoing.

(pp) “IRS” means the United States Internal Revenue Service or any successor thereto.

(qq) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s President and Chief Executive Officer; Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary; Executive Vice President and Chief Technology Officer; Executive Vice President and Chief Marketing Officer; Executive Vice President and Chief Revenue Officer; and Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, in each case, after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving Intellectual Property, Knowledge does not require the Company, or any of its directors, officer or employees, to have conducted or have obtained any freedom to operate opinions or any Patent, trademark or other Intellectual Property clearance searches, and if not conducted or obtained, no knowledge of any third Person Patents, trademarks or other Intellectual Property that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(rr) “Legal Proceeding” means any claim, action, charge, complaint, audit, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company), or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator (public or private), mediator or other tribunal.

(ss) “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii) any employment, management, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation Contract not terminable with more than sixty (60) days’ notice by the Company Group pursuant to which the Company Group has continuing obligations as of the date of this Agreement with any executive officer or other employee at the vice president level or above, or any member of the Company Board;

(iii) any Contract with any customer or distributor from whom the Company Group has received revenue in an amount equal to or greater than $1,000,000 during the period from May 31, 2018 to the date hereof (each, a “Material Customer”);

(iv) any Contract with any vendor to whom the Company Group has incurred expenditures in an amount equal to or greater than $200,000 in 2018 or $50,000 in the first quarter of 2019 (each, a “Material Vendor”);

(v) subject to the exclusions in Section 3.16(d), any IP Contract;

(vi) any Contract containing any covenant or other provision (A) limiting the right of the Company Group to engage in any material line of business or to compete with any Person in any line of business that is material to the Company; or (B) prohibiting the Company Group from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions, in each case other than any such Contracts that (1) may be cancelled without material liability to the Company Group upon notice of 90 days or less, or (2) are not material to the Company Group, taken as a whole;

(vii) any Contract (A) relating to the disposition or acquisition of assets by the Company Group with a value greater than $2,000,000 after the date of this Agreement other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(viii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, in each case in which the outstanding obligation, individually, is in excess of $1,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to one or more members of the Company Group by one or more other members of the Company Group; and (C) extensions of credit to customers in the ordinary course of business;

(ix) any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than Contracts evidencing Company Stock-Based Awards);

(x) any Contract providing for cash severance payments in excess of $150,000 (other than those pursuant to which severance is required by applicable law);

(xi) any Contract providing for indemnification of any officer, director or employee by the Company Group;

(xii) any Contract that is a material settlement, conciliation, or similar agreement with any Governmental Authority, or pursuant to which the Company Group will have any material obligations after the date of this Agreement;

(xiii) any Contract that is a Collective Bargaining Agreement; and

(xiv) other than with respect to a partnership or other entity that is wholly owned by the Company or any of its wholly owned Subsidiaries, any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person).

(tt) “NASDAQ” means The NASDAQ Global Select Market and any successor stock exchange or inter dealer quotation system operated by The Nasdaq Stock Market, LLC or any successor thereto.

(uu) “Open Source Software” means any software that is licensed pursuant to any license that is, or is substantially similar to, a license approved (as of the date hereof) by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, MIT license, Eclipse Public Licenses, Common Public License, CDDL, Mozilla Public License, Academic Free License, BSD license, and Apache license) and any “copyleft” license or any other license under which such software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

(vv) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable law (other than Tax law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in titles, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date of this Agreement; (ix) licenses to Company Intellectual Property; (x) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xi) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of a landlord or owner of any Leased Real Property unless caused by the Company Group; or (xii) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property subject thereto.

(ww) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(xx) “Registered Intellectual Property” means all United States, international and foreign (i) issued Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) Internet domain names.

(yy) “Regulatory Permits” means all permits, licenses, certifications, approvals, registrations, consents, orders, clearances, franchises, variances, exemptions and similar authorizations required from Governmental Authorities that are necessary and materials for the conduct of the business of the Company Group as currently conducted.

(zz) “Required Information” means the following information with respect to the business, operations and financial conditions of the Company and its Subsidiaries (a) all financial and related information reasonably requested in writing by Parent and necessary to permit Parent to prepare a pro forma consolidated balance sheet and related pro forma financial statements in each case as required pursuant to paragraph 7 of Exhibit C to the Debt Commitment Letter, (b) the audited financial information and unaudited financial information required to be delivered pursuant to paragraph 8 of Exhibit C to the Debt Commitment Letter and (c) to the extent requested in writing by Parent, all information reasonably and customarily required for the preparation of, a confidential information memorandum to syndicate the loans included in the Debt Financing.

(aaa) “Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Control Laws, including: (i) any Person listed on any sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; or (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons listed on the Specially Designated Nationals and Blocked Persons List (or other list of prohibited or restricted parties that requires application of the 50 percent rule).

(bbb) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ccc) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(ddd) “Securities Act” means the Securities Act of 1933.

(eee) “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(fff) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board (or a committee thereof) deems relevant, and if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ggg) “Tax” means any United States federal, state, or local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts).

(hhh) “Third Party Components” means, with respect to a product, all software that is embedded in, used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service with, provided via a network as a service or application with or made available with such product, in each case that is owned, in whole or in part, by a third party.

(iii) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement or any Other Required Company Filing, other than any Legal Proceedings among the Parties related to this Agreement, the Limited Guarantee or the Equity Commitment Letter.

(jjj) “Transactions” means the Merger and the other transactions contemplated by this Agreement, including the Equity Financing and the Debt Financing.

(kkk) “WARN” means the United States Worker Adjustment and Retraining Notification Act and any similar foreign, state or local law, regulation or ordinance.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
2019 Bonuses	6.11(d)
Advisor	3.3(b)
Agreement	Preamble
Anti-Corruption Laws	3.25(b)
Bylaws	3.1
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.10(c)
Charter	2.5(a)
Chosen Courts	9.10(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Disclosure Letter	Article III
Company Liability Limitation	8.3(f)(iii)
Company Option Consideration	2.8(a)
Company Related Parties	8.3(f)(iii)
Company PSU Consideration	2.8(f)
Company RSU Consideration	2.8(d)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	9.4
Consent	3.6
Copyrights	1.1(oo)
Covered Severance Plan Employees	6.11(b)
Commitment Letters	4.11(a)
D&O Insurance	6.10(c)
Debt Commitment Letter	4.11(a)
Debt Payoff Letter	6.6(vii)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC	2.10(d)
Effect	1.1(p)
Effective Time	2.2
Electronic Delivery	9.13
Enforceability Limitations	3.2
Equity Commitment Letter	Recitals
Equity Financing	4.11(a)
ERISA Affiliate	3.18(b)
Exchange Fund	2.10(b)
FCPA	3.25(b)
Fee Enforcement Expenses	8.3(e)

Term	Section Reference
Fee Letter	4.11(a)
Financing	4.11(a)
Go-Shop Period	5.3(a)
Guarantor	Recitals
Indemnified Persons	6.10(a)
International Employee Plans	3.18(j)
Intervening Event	5.3(e)(i)
IP Contracts	3.16(d)
Lease	3.14(b)
Leased Real Property	3.14(b)
Limited Guarantee	Recitals
Marks	1.1(oo)
Material Customer	1.1(ss)(iii)
Material Vendor	1.1(xx)(iv)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(ii)(3)
Other Required Company Filing	6.3(b)
Other Required Parent Filing	6.3(c)
Owned Company Shares	2.7(a)(iii)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Liability Limitation	8.3(f)(i)
Parent Related Parties	8.3(f)(i)
Party	Preamble
Patents	1.1(oo)
Payment Agent	2.10(a)
Permits	3.20
Per Share Price	2.7(a)(ii)
Proxy Statement	6.3(a)
Recent SEC Reports	Article III
Reimbursement Obligations	6.6(f)
Representatives	5.3(a)
Required Amounts	4.11(c)
Requisite Stockholder Approval	3.4
Sanctioned Country	3.25(a)
Substitute Financing	4.11(e)
Substituted Options	2.8(b)
Substituted Option Consideration	2.8(b)
Substituted RSAs	2.8(c)
Substituted RSA Consideration	2.8(c)
Substituted RSUs	2.8(e)
Substituted RSU Consideration	2.8(e)
Surviving Corporation	Article II
Termination Date	8.1(c)
Top Font Families	3.16(n)
Trade Control Laws	3.25(a)
Uncertificated Shares	2.10(c)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used herein, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices.”

(j) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1).

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p) The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(q) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(r) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at https://www.intralinks.com at least 24 hours prior to the execution and delivery of this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., Pacific time, at the offices of Kirkland & Ellis LLP, 555 California Street, San Francisco, CA 94104, on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); provided that the Closing shall not take place prior to September 30, 2019; or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that all references in the certificate of incorporation of Merger Sub (i) to its name, date of incorporation, registered office and registered agent shall instead refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company as provided in the Charter immediately prior to the Effective Time and (ii) naming the incorporator(s), the initial board of directors, or original subscribers for shares of Merger Sub shall be omitted) and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until, subject to the provisions of Section 6.10(a), thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. The Parties shall take all necessary action such that the bylaws of Merger Sub as in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation until, subject to the provisions of Section 6.10(a), thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors. The Parties shall take all necessary action such that the directors of Merger Sub as of immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically converted into the right to receive cash in an amount equal to $19.85, without interest thereon (the “Per Share Price”), and shall no longer be outstanding as set forth in Section 2.11; and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time and held by a Company Stockholder who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such share of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7, but instead shall entitle the holder thereof only to such rights as may be granted to a holder of Dissenting Company Shares pursuant to Section 262 of the DGCL; provided, however, that any Dissenting Company Share held by any Company Stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost his, her or its rights to appraisal of such Dissenting Company Share pursuant to Section 262 of the DGCL will thereupon (x) be deemed no longer to be a Dissenting Company Share and (y) be treated as if it had been converted into, and become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.10.

(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. Prior to the Effective Time, the Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares. For purposes of this Section 2.7(c)(ii), “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8 Equity Awards.

(a) Vested Company Options. Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company Option holders, at the Effective Time, each Company Option that is unexpired, unexercised, and outstanding and vested as of immediately prior to the Effective Time, shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Price over (B) the per-share exercise price for such Company Option, multiplied by (ii) the total number of shares of Company Common Stock underlying such Company Option, without interest (the “Company Option Consideration”).

(b) Unvested Company Options. Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company Option holders, at the Effective Time, each Company Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and will not by its terms vest as of the Effective Time, shall be assumed and substituted without any action on the part of the holder thereof (the “Substituted Options”), and subject to compliance with Section 409A of the Code, the Substituted Options shall remain subject to the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time (including, without limitation, all vesting, exercise and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable, and any new terms required to become effective as a result of such assumption and/or substitution under the Company Option award agreement and/or Company Equity Plan), except (i) for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes that are not detrimental in any material respect to the holder thereof and that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substituted Options and the Surviving Corporation and (ii) that upon vesting of any Substituted Options, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (A) the excess, if any, of (x) the Per Share Price over (y) the per-share exercise price for such Company Option, multiplied by (B) the total number of Company Shares underlying such Company Option that would have become vested pursuant to its terms, without interest (the “Substituted Option Consideration”). Notwithstanding anything to the contrary contained in this Agreement, if the per-share exercise price of any Company Option is equal to or greater than the Per Share Price, such Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof and shall have no further force or effect.

(c) Unvested Company RSAs. Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company RSA holders, at the Effective Time, each Company RSA that is outstanding immediately prior to the Effective Time and that will not by its terms vest as of the Effective Time, shall be assumed and substituted without any action on the part of the holder thereof (the “Substituted RSAs”), and the Substituted RSAs shall remain subject to the same terms and conditions as were applicable under such Company RSA immediately prior to the Effective Time (including, without limitation, all vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable, and any new terms required to become effective as a result of such assumption and/or substitution under the Company RSA award agreement and/or Company Equity Plan), except (A) for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes that are not detrimental in any material respect to the holder thereof and that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substituted RSAs and the Surviving Corporation and (B) that upon vesting of any Substituted RSAs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSA that would have become vested pursuant to its terms, multiplied by (ii) the Per Share Price (the “Substituted RSA Consideration”), payable at the same time as such Company RSAs for which Substituted RSAs were assumed and substituted would have been settled pursuant to its terms.

(d) Vested Company RSUs. Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company RSU holders, at the Effective Time, each Company RSU that is outstanding and vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by this Agreement), shall be canceled and converted into the right of the holder of such Company RSU to receive an amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSU, multiplied by (ii) the Per Share Price (the “Company RSU Consideration”).

(e) Unvested Company RSUs. Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company RSU holders, at the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and that will not by its terms vest as of the Effective Time, shall be assumed and substituted without any action on the part of the holder thereof (the “Substituted RSUs”), and subject to compliance with Section 409A of the Code, the Substituted RSUs shall remain subject to the same terms and conditions as were applicable under such Company RSU immediately prior to the Effective Time (including, without limitation, all vesting, settlement and forfeiture terms and accelerated vesting on specific terminations of employment, to the extent applicable, and any new terms required to become effective as a result of such assumption and/or substitution under the Company RSU award agreement and/or Company Equity Plan), except (A) for changes to certain terms and conditions rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes that are not detrimental in any material respect to the holder thereof and that in the reasonable and good faith determination of Parent are necessary to conform the administration of the Substituted RSUs and the Surviving Corporation and (B) that upon vesting and settlement of any Substituted RSUs, the holder thereof shall be entitled to the amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company RSU that would have become vested pursuant to its terms, multiplied by (ii) the Per Share Price (the “Substituted RSU Consideration”), payable at the same time as such Company RSUs for which Substituted RSUs were assumed and substituted would have been settled pursuant to its terms.

(f) Company PSUs. Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company PSU holders, at the Effective Time, each Company PSU that is outstanding and vested by its terms immediately prior to the Effective Time (taking into account any accelerated vesting thereof as a result of the transactions contemplated by this Agreement), shall be canceled and converted into the right of the holder of such Company PSU to receive an amount in cash, without interest, equal to the product of (i) the total number of Company Shares underlying such Company PSU, multiplied by (ii) the Per Share Price (the “Company PSU Consideration”). Notwithstanding anything to the contrary contained in this Agreement, each Company PSU that will not by its terms vest at or prior to the Effective Time shall be cancelled without any cash payment or other consideration being made in respect thereof and shall have no further force or effect.

(g) Payment Procedures. Parent and Merger Sub will ensure that the Surviving Corporation has an amount in cash, or immediately available borrowing capacity, sufficient to pay the Company Option Consideration, Company RSU Consideration, and Company PSU Consideration. As soon as practicable after the Closing Date but in any event no later than five (5) Business Days following the Closing Date, the applicable holders of Company PSUs, Company Options, and Company RSUs, will receive payment from the Company or the Surviving Corporation, through its payroll system or payroll provider of all amounts required to be paid to such holders pursuant to Section 2.8(a), Section 2.8(d), and Section 2.8(f), as applicable, net of any required withholding of Taxes; provided, that if any payment owed to a holder of Company PSUs, Company Options, or Company RSUs pursuant to Section 2.8(a), Section 2.8(d), or Section 2.8(f), as applicable, cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will, (i) by wire transfer or direct deposit, or (ii) by a check sent by overnight courier to such holder promptly following the Closing Date (but in no event more than five (5) Business Days thereafter), provide such payment owed to such holder. Notwithstanding the foregoing, to the extent any such amounts relate to a Company PSU, Company Option, or Company RSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company PSU, Company Option, or Company RSU that will not trigger a tax or penalty under Section 409A of the Code.

2.9 Further Actions. At or prior to the Effective Time, the Company and the Company Board will take all action necessary to effect the treatment of the Company Stock-Based Awards pursuant to Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). Except as otherwise mutually agreed by the Parties as provided in Section 2.8, the Company shall use its reasonable best efforts to take all actions necessary so that all Company Stock-Based Awards and all Company Equity Plans will terminate as of the Effective Time and so that the provisions in any other Employee Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company Group will be cancelled as of the Effective Time. The Company will use its reasonable best efforts to ensure that following the Effective

Time no participant in any Company Equity Plan or other Employee Plan will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries.

2.10 Exchange of Certificates.

(a) Payment Agent. Not less than three (3) Business Days prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Company Stockholders to receive the Per Share Price to which they have become entitled pursuant to Section 2.7 (the “Payment Agent”); and (ii) enter into a payment agent agreement, in customary form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or substantially contemporaneous with the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, for the benefit of the holders of Certificates and Uncertificated Shares, by wire transfer of immediately available funds, for payment to, the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) and, in any case of the foregoing clauses (i) through (iii), no such instrument shall have a maturity exceeding three (3) months (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c) Payment Procedures. Promptly following the Effective Time, and in any event not more than five (5) Business Days thereafter, Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”); and (ii) uncertificated shares of Company Common Stock that represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Uncertificated Shares”) (A) a letter of transmittal in customary form and reasonably acceptable to the Company (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive, and the Payment Agent shall promptly pay, in exchange therefor, an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive, and the Payment Agent shall promptly pay, in exchange therefor, an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent will transmit to DTC or its nominees on the first Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Per Share Price.

(e) Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if, in the case of shares of Company Common Stock represented by a Certificate, such Certificate is properly endorsed and otherwise in proper form for surrender and transfer or, in the case of Uncertificated Shares, a proper transfer instruction is presented, and, in the case of shares of Company Common Stock represented by Certificates or Uncertificated Shares, the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such shares, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates (or otherwise complied with Section 2.12 in the case of lost, stolen or destroyed Certificates) or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.10 will thereafter look for payment of the Per Share Price payable in respect of such shares of Company Common Stock solely to Parent (which shall remain responsible for payment of the Per Share Price in respect thereof, subject to abandoned property, escheat or similar laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by such holders two (2) years after the Effective Time, or at such earlier time as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.11 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable in accordance with Section 2.7, and cease to exist; and (b) holders of each Certificate or Uncertificated Share theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Payment Agent will pay to such Person the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the Person claiming such Certificates to be lost, stolen or destroyed to deliver a bond in customary form in such amount as it may reasonably determine as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock or Company Stock-Based Awards such amounts as are required to be deducted or withheld therefrom pursuant to any Tax laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.15 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2017 and prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7 or Section 3.12(b)); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to date. The Company is not in violation of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. Assuming that none of Parent, Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) is an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company (the “Section 203 Assumption”), the Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. Assuming the truth of the Section 203 Assumption, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board (at a meeting or meetings duly called and held) has unanimously (i) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) declared this Agreement advisable; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iv) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL (the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement.

(b) Fairness Opinion. Prior to the execution of this Agreement, the Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of J.P. Morgan Securities LLC (the “Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, the Per Share Price to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c) Anti-Takeover Laws. Assuming the truth of the Section 203 Assumption, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger or this Agreement.

3.4 Requisite Stockholder Approval. Assuming the truth of the Section 203 Assumption, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming that all Consents described in Section 3.6 have been obtained or made, and any waiting periods thereunder have terminated or expired prior to the Effective Time and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval and assuming the truth of the Section 203 Assumption, violate or conflict with any law or order applicable to the Company Group or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company (a) in connection with the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 250,000,000 shares of Company Common Stock; and (ii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on July 24, 2019 (such time and date, the “Capitalization Date”), (A) 40,100,136 shares of Company Common Stock were issued and outstanding (which excludes the shares of Company Common Stock relating to the Company Stock-Based Awards referred to in clauses (i), (ii), (iii) and (iv) of Section 3.7(b)); (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 5,184,796 shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities.

(b) Stock Reservation. As of the Capitalization Date, the Company has reserved 2,823,404 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, there were (i) Company PSUs outstanding representing the right to receive up to 78,125 shares of Company Common Stock (assuming the achievement of all applicable performance goals at maximum levels); (ii) Company RSUs outstanding representing the right to receive up to 137,296 shares of Company Common Stock, (iii) 613,248 shares of Company Common Stock subject to outstanding Company Options of which 134,263 shares of Company Common Stock were subject to In-the-Money Company Options with a weighted average exercise price of $12.63 per share and (iv) 1,188,037 Company RSAs outstanding.

(c) Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) other than shares of Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, synthetic performance stock units, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

(d) Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders (other than the Company Group) of each Subsidiary of the Company. Except as would not have a Company Material Adverse Effect, each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets; and (iii) is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States). The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or member or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable (to the extent such concepts are applicable to such Subsidiary); and (ii) is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d) Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9 Company SEC Reports. Since January 1, 2017, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its effective date (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) or filing date (in the case of all other applicable Company SEC Reports) (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of the last such amendment or superseded filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with

GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, year-end audit adjustments), in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC that have not been so disclosed in the Company SEC Reports.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” (as defined pursuant to Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) Internal Controls. The Company has established and maintains a system of “internal control over financial reporting” (as defined pursuant to Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, including policies and procedures that require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) that transactions are made only in accordance with appropriate authorizations of the Company’s management and the Company Board (or a committee thereof); and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such system was effective. Since January 1, 2017, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group.

(d) Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company Group as of the date of this Agreement, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to or incurred as expressly permitted or expressly contemplated by this Agreement or incurred in connection with the Transactions; (c) incurred in the ordinary course of business since March 31, 2019; or (d) that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Except as otherwise contemplated, required or permitted by this Agreement, since December 31, 2018 through the date of this Agreement, (i) the business of the Company Group has been conducted, in all material respects, in the ordinary course of business (except with respect to this Agreement and discussions, negotiations and transactions related hereto) and (ii) there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since March 31, 2019 through the date of this Agreement, the Company has not taken any action that would be prohibited by Sections 5.2(a), 5.2(b), 5.2(c) (other than to the extent in the ordinary course of business), 5.2(d), 5.2(e), 5.2(h), 5.2(q), 5.2(s), 5.2(u), or 5.2(w) (to the extent applicable to the foregoing), if taken or proposed to be taken after the date of this Agreement.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company Group is a party or is bound as of the date hereof (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract and any Material Contracts listed in Section 3.14(b), Section 3.14(c) or Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy of each Material Contract has been made available to Parent.

(b) Validity. Each Material Contract is, subject to the Enforceability Limitations, valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except in each case for such failures to be in full force and effect that would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute a breach or default pursuant to any Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except in each case for such breaches and defaults that would not have a Company Material Adverse Effect.

(c) Notices from Material Customers and Material Vendors. Except as set forth on Section 3.13(c) of the Company Disclosure Letter, to the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date of this Agreement, the Company has not received any notice from any (i) Material Customer, (ii) Material Vendor, or (iii) other Company Group customer, distributor or vendor involving the aggregate consideration equal to or greater than $1,000,000 during the twelve months prior to the date hereof, whether or not pursuant to a Contract, in each case, indicating that such party has or threatened to terminate, or not renew, any Material Contract, or has or threatened to terminate or materially modify its relationship, or cease or reduce its business, with the Company Group.

3.14 Real Property.

(a) Owned Real Property. Neither the Company nor any Subsidiary owns any real property.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements and all material modifications, amendments and supplements thereto, pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement as so modified, amended or supplemented, a “Lease”) where the terms of such Lease, as of the date of this Agreement, provide for annual lease payments in excess of $500,000. The Company has made available to Parent true, correct and complete copies of all Leases set forth in Section 3.14(b) of the Company Disclosure Letter. With respect to each such Lease and except as would not have a Company Material Adverse Effect, (i) each Lease is legal, valid and binding, subject to the Enforceability Exceptions, and in full force and effect; (ii) the Company or one of its Subsidiaries has a valid leasehold estate in each Leased Real Property, free and clear of all liens (other than Permitted Liens); (iii) to the Knowledge of the Company, none of the Company Group is in material breach of or default pursuant to any Lease; and (iv) the Company or Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein (except for assignments or grants in favor of the counterparty to such Lease).

(c) Subleases. As of the date of this Agreement, there are no existing material subleases, licenses or similar agreements in which the Company or any of its Subsidiaries has granted to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property set forth in Section 3.14(b) of the Company Disclosure Letter.

3.15 Environmental Matters. Since January 1, 2017, except as would not have a Company Material Adverse Effect, none of the Company Group (a) has received any notice or other information alleging that the Company Group has violated, or has any liability under, any Environmental Law; (b) has transported, produced, processed, manufactured, distributed, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal of, exposed any Person to, or, to the Knowledge of the Company, owned or operated any property or facility contaminated by, any Hazardous Substances in violation of, or so as to give rise to liability under, any Environmental Law; (c) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding under Environmental Laws, including any (i) alleging noncompliance with or liability under any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation of Hazardous Substances pursuant to any Environmental Law; (d) has failed or is failing to comply with, or has failed to obtain, maintain or comply with any Permits required under, any Environmental Law; or (e) has assumed or provided an indemnity with respect to any liability of any other Person under any Environmental Law or relating to Hazardous Substances. The Company has furnished to Parent all material environmental assessments, audits, reports and other material environmental documents relating to the properties, facilities, business or operations of the Company Group which are in its possession or under its reasonable control.

3.16 Intellectual Property.

(a) Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all (i) Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered; and (ii) Legal Proceedings before any Governmental Authority related to any Company Registered Intellectual Property. To the Knowledge of the Company, the Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. Except as set forth on Section 3.16(a) of the Company Disclosure Letter, none of the material Company Registered Intellectual Property is jointly owned with any third Person.

(b) No Order. To the Knowledge of the Company, no material Company Intellectual Property is subject to any Legal Proceeding or outstanding order with respect to the Company restricting in any manner the use, transfer or licensing thereof by the Company Group of such Company Intellectual Property or any of the Company Group’s products.

(c) Absence of Liens. Except as set forth on Section 3.16(c) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns and has good and valid legal and equitable title to each item of material Company Intellectual Property free and clear of any liens (other than Permitted Liens).

(d) IP Contracts. Section 3.16(d) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts to which the Company Group is a party (i) with respect to material Company Intellectual Property that is licensed or transferred to any third Person other than any non-disclosure agreements or other Contracts entered into in the ordinary course of business; (ii) pursuant to which a third Person has licensed or transferred any Intellectual Property to the Company Group, other than any (a) non-disclosure agreements or other Contracts entered into in the ordinary course of business, (b) non-exclusive licenses of commercially available software involving annual payments of no more than $50,000 (provided that for purposes of this clause 3.16(d)(ii)(b), only the names of the counterparties to such Contracts are listed on Section 3.16(d)(ii) of the Company Disclosure Letter); (iii) pursuant to which a third party has licensed or transferred any typeface or font (including any license to software implementing such typeface or font) to the Company other than any Contracts entered into in the ordinary course of business; and (iv) pursuant to which any member of the Company group has licensed or transferred any typeface or font (including any license to software implementing such typeface or font) to any third party, other than any Contracts entered into in the ordinary course of business with customers of the Company Group (all such Contracts, the “IP Contracts”).

(e) Social Media. All of the Company Group’s uses of social media have materially complied with all applicable laws and any applicable terms of use policies of a social media platform to which the Company has agreed (the “Terms”). The Company Group maintains a social media use policy, and all employees of the Company Group are subject to the same, and the Company Group is not aware that any such employee is in breach of such obligation. To the Knowledge of the Company, there are no legal actions, audits, or investigations, whether settled, pending, or threatened, alleging any (i) material breach or other violation of the Terms by the Company Group; (ii) violation under the Digital Millennium Copyright Act, 1998 by the Company Group or (iii) defamation, violation of rights of any Person, or any other violation by the Company Group in connection with its use of social media.

(f) Changes. Except as set forth on Section 3.16(f) of the Company Disclosure Letter and except as would not have a Company Material Adverse Effect, the consummation of the Merger will not under any IP Contract result: (i) in the termination of any material license of Intellectual Property to the Company by a third Person; or (ii) the granting by the Company of any license or rights to any Company Intellectual Property.

(g) No Government Funding. The Company is not under any obligation to license any material Company Intellectual Property to any Governmental Authority because it has received funding to develop such Company Intellectual Property from a Governmental Authority.

(h) No Infringement. Except as set forth on Section 3.16(h) of the Company Disclosure Letter, to the Knowledge of the Company, the operation of the business of the Company Group (including the manufacture and sale of the Company Group’s products) as of the date of this Agreement and as conducted since January 1, 2017 does not infringe, misappropriate, dilute, or otherwise violate, and has not infringed, misappropriated, diluted, or otherwise violated, the Intellectual Property of any third Person or constitute and has not constituted unfair competition or unfair trade practices pursuant to the laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company Group, taken as a whole.

(i) No Notice of Infringement. Except as set forth on Section 3.16(i) of the Company Disclosure Letter, since January 1, 2017, the Company Group has not received written notice from any third Person, or been involved in any Legal Proceeding, (i) alleging that the operation of the business of the Company Group or that any of the Company Group’s products infringes, misappropriates, or otherwise violates the Intellectual Property of any third Person or constitutes unfair competition or unfair trade practices pursuant to the laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company Group, taken as a whole or (ii) challenging the validity or enforceability of the Company Intellectual Property.

(j) No Third Person Infringement. Since January 1, 2017, the Company Group has not provided any third Person with written notice claiming that such third Person is infringing, misappropriating, or otherwise violating any material Company Intellectual Property, and, except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no such activity is occurring that has resulted in a material liability to the Company Group, taken as a whole.

(k) Proprietary Information. Except as would not have a Company Material Adverse Effect, the Company Group has taken reasonable steps to protect the Company Group’s rights in its confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third Persons provided to the Company Group. Without limiting the foregoing, the Company Group has and uses commercially reasonable efforts to enforce a policy requiring each officer and employee engaged in the development of any Intellectual Property or technology for the Company Group to execute a proprietary information and confidentiality agreement. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, no trade secrets owned by any member of the Company Group has been disclosed, licensed, released, made available or delivered to any third party, unless such third party is bound by obligations requiring it to protect the confidentiality of such trade secrets.

(l) Open Source Software. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, with respect to any Third Party Component that constitutes Open Source Software, the Company Group is and has been in compliance with all applicable licenses with respect thereto. Except as set forth on Section 3.16(l) of the Company Disclosure Letter, none of the software owned by any member of the Company Group is subject to any license for Open Source Software in a manner that has or would require any public distribution of any such software in source code form.

(m) Sufficiency of Company Intellectual Property. Except as would not be material to the Company Group taken as a whole, the Company Group own, or have the right to use, all Intellectual Property used in or necessary for the operation of the business of the Company Group. To the Knowledge of the Company, all Intellectual Property used in or necessary to the conduct of the business of the Company Group as currently conducted shall be owned or available for use by the Company Group immediately after the Closing on terms and conditions identical to those under which the Company Group owned or used such Intellectual Property immediately prior to the Closing.

(n) Implementing Software for Material Fonts. With respect to each of the Material Fonts set forth on Section 3.16(n) of the Company Disclosure Letter, the Company owns and has for at least the last five years distributed, a version of its own implementing software that is not based on, or derived from, any implementing software of a third party font licensor, and over such five year period has substantially derived its revenue for each such font based on distribution of its own such version.

(o) Sufficiency of IT Systems. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group taken as a whole, (i) the Company Group uses commercially reasonable efforts to protect the confidentiality, integrity and security of the Company Systems and all information stored or contained therein or transmitted thereby from any authorized use, access interruption or modification by third parties and (ii) to the Knowledge of the Company, there are no material bugs, viruses or defects, design or documentation errors, corruption or malicious computer code or programs present in any Company System or Company Group product and (iii) the Company Systems are adequate for the operation of the business of the Company Group as currently conducted.

(p) Data Security and Privacy. Except as would not have a Company Material Adverse Effect, the Company Group maintains policies and procedures regarding the security, privacy, transfer and use of personally identifiable information and payment card information collected or used by the Company Group that are commercially reasonable. The Company Group and the conduct of the business of the Company Group is in material compliance with such policies and all other applicable laws, rules and regulations pertaining to data privacy and data security of each country having jurisdiction over the Company. To the Knowledge of the Company, since January 1, 2017, there have been no (i) losses or thefts of, or security breaches relating to, personally identifiable information and payment card information in the possession, custody or control of the Company Group; (ii) unauthorized access or unauthorized use of any such personally identifiable information or payment card information; and (iii) improper disclosure of any personally identifiable information or payment card information in the possession, custody or control of the Company Group or any Person acting on its behalf.

3.17 Tax Matters.

(a) Tax Returns. Except as would not have a Company Material Adverse Effect, the Company Group has (i) timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them; and (ii) paid, or have adequately reserved on the face of the Audited Company Balance Sheet (as opposed to the notes thereto and in accordance with GAAP) for the payment of, all Taxes that are required to be paid through the date of the Audited Company Balance Sheet. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes accrued but not then payable by the Company Group through the date of such financial statements. Except as would not have a Company Material Adverse Effect, none of the Company Group has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(b) Taxes Paid. Except as would not have a Company Material Adverse Effect, the Company Group has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c) No Audits. Except as set forth on Section 3.17(c) of the Company Disclosure Letter, no audits or other examinations with respect to any material amounts of Taxes of the Company Group are presently in progress or have, since October 1, 2014, been asserted or proposed in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company is or may be subject to material amounts of tax in that jurisdiction.

(d) Spin-offs. The Company Group has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(e) No Listed Transaction. The Company Group has not engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(f) Tax Agreements. None of the Company Group (i) is a party to or bound by, or currently has any material amount of liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material amount of liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law.

3.18 Employee Plans.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans (as defined below). For purposes of this Agreement, “Employee Plans” means, collectively, (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, bonus, severance, termination, change-in-control, stock option, stock purchase or other material equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change of control and other similar material fringe, welfare or other material employee benefit plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) maintained or contributed to for the benefit of any current employee or director of the Company Group and with respect to which the Company Group has any liability, contingent or otherwise. With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan documents and summary plan descriptions; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (E) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan. No Employee Plan of the Company Group is maintained in any non-United States jurisdiction.

(b) Absence of Certain Plans. Neither the Company nor any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company Group pursuant to Section 414 of the Code (an “ERISA Affiliate”) has previously maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or has any liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

(c) Compliance. Except as would not have a Company Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Except as would not have a Company Material Adverse Effect, all required contributions to the Employee Plans have been properly and timely made, and no Employee Plan has any unfunded liabilities that have not been properly accrued.

(d) Employee Plan Legal Proceedings. Except as would not have a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. None of the Company Group, or, to the Knowledge of the Company, any of its directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any fiduciary breach or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company Group or any Employee Plan, or for which the Company Group has any indemnification obligation.

(f) No Welfare Benefit Plan. No Employee Plan or other arrangement provides material post-termination or retiree life insurance, health or other material welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar law.

(g) No Additional Rights. None of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) becoming due under any Employee Plan; (ii) increase any compensation or benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Plan; (iv) result in the forfeiture of compensation or benefits under any Employee Plan; (v) trigger any other obligation under, or result in the breach or violation of, any Employee Plan; or (vi) limit or restrict the right of Parent to merge, amend or terminate any Employee Plan on or after the Effective Time.

(h) Section 280G. Except as set forth on Section 3.18(h) of the Company Disclosure Letter, (i) no payment or benefit that could be made by the Company or any member of the Company Group will be characterized as a parachute payment within the meaning of Section 280G of the Code, and (ii) none of the Company Group has any obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(i) Section 409A. Except as would not be material to the Company Group taken as a whole, each Employee Plan has been maintained, in form and operation, in compliance with Section 409A of the Code, and none of the Company Group has any obligation to gross-up or indemnify any individual with respect to any such tax.

(j) International Employee Plans. Except as would not have a Company Material Adverse Effect, each Employee Plan maintained for the benefit of employees of the Company Group located outside of the United States, other than statutorily-required plans (each, an “International Employee Plan”) has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable laws. Furthermore, except as would not have a Company Material Adverse Effect, no International Employee Plan has unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued. Except as would not have a Company Material Adverse Effect or except as required by applicable law, no condition exists that would prevent the Company Group from terminating or amending any International Employee Plan at any time for any reason without liability to the Company Group (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(k) No New Employee Plans. None of the Company Group has any plan or commitment to materially amend any Employee Plan or establish any material new employee benefit plan or to materially increase any benefits pursuant to any Employee Plan.

3.19 Labor Matters.

(a) Union Activities. As of the date hereof, the Company Group is not a party to or bound by any collective bargaining agreement, collective bargaining relationship, other Contract with any labor union, works council or other labor organization or trade union agreement (each, a “Collective Bargaining Agreement”). To the Knowledge of the Company, there are no material activities or proceedings of any labor organization or trade union to organize any employees of the Company Group with regard to their employment with the Company Group, and no such material activities or proceedings have occurred within the past three (3) years. No Collective Bargaining Agreement is being negotiated by the Company Group. Except as would not have a Company Material Adverse Effect, as of the date hereof, there is no strike, lockout, slowdown, work stoppage, grievance, arbitration, or other labor dispute against or affecting the Company Group pending, or to the Knowledge of the Company, threatened, and no such labor disputes have occurred within the past three (3) years. With respect to the transactions contemplated by this Agreement, the Company Group has or prior to Closing will have satisfied any material notice, consultation or bargaining obligations owed to its employees or their representatives under applicative law, Collective Bargaining Agreement, or other Contract.

(b) Employment Law Compliance. Except as would not have a Company Material Adverse Effect, the Company Group is and for the past three (3) years has been in compliance in all respects with applicable laws and orders with respect to employment (including all provisions thereof related to employment practices, terms and conditions of employment, wage and hour, immigration, discrimination, retaliation, equal pay, unions, labor relations, employee classification, independent contractors, employee health and safety, collective bargaining, workers’ compensation, pay equity and the collection and payment of withholding of social security and other employment-related Taxes). In the past three (3) years, the Company Group: (i) has not implemented any plant closings or mass layoffs implicating WARN, and (ii) has not incurred any liability under WARN that remains unsatisfied. No plant closings or mass layoffs implicating WARN are currently planned, or announced. Section 3.19(b) of the Company Disclosure Letter sets forth by date and location all employees terminated by the Company Group within the ninety (90) days preceding the date hereof. Except as would not result in any material liability for the Company Group, (i) the Company Group has paid all wages, salaries, bonuses, commissions, wage premiums, fees, expense reimbursements, severance, and other compensation that have come due and payable to its employees, consultants, independent contractors, and other individual service providers pursuant to any law, Contract, or policy of the Company Group, and (ii) each individual who has provided services to the Company Group within the past three (3) years and who was classified and treated as an independent contractor was, in all material respects, properly classified and treated as such for purposes of all applicable laws.

3.20 Permits; Compliance with Laws.

(a) Except as would not have a Company Material Adverse Effect, (i) the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company Group as currently conducted; (ii) the Company Group complies with the terms of all such Permits; and (iii) as of the date of this Agreement, no suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, threatened.

(b) The Company Group is, and since January 1, 2017 has been, in compliance in all material respects with all laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that has not had and would not have a Company Material Adverse Effect.

(c) No representation is made under this Section 3.20 with respect to environmental, intellectual property, employee benefits, labor, trade controls and Anti-Corruption Laws matters, which matters are addressed exclusively in Section 3.15, Section 3.16, Section 3.18, Section 3.19 and Section 3.25.

3.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, to the Knowledge of the Company, against any present or former officer or director of the Company Group in such individual’s capacity as such that would have a Company Material Adverse Effect.

(b) No Orders. As of the date hereof, the Company Group is not subject to any material order of any kind or nature issued by any Governmental Authority that would reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.22 Insurance. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, the Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group. Except for such matters that would not have a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder.

3.23 Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no Contracts or transactions between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that has not been so disclosed.

3.24 Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company Group.

3.25 Trade Controls; Anti-Corruption Laws.

(a) Trade Controls.

(i) Since January 1, 2017, the Company Group has conducted its transactions in accordance in all material respects with all applicable export and re-export control laws, regulations, statutes, and orders (including the U.S. Export Administration Regulations), trade and economic sanctions laws, regulations, statutes, and orders (including economic sanctions administered and enforced by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State), and all other applicable export control and sanctions laws, regulations, statutes, and orders in other countries in which the Company Group conducts business (collectively, “Trade Control Laws”). Since January 1, 2017, none of the Company Group, or any officer, director, or employee, nor, to the Knowledge of the Company, any agent or other Person acting on its behalf is or, while engaged or employed by the Company Group, (i) a Sanctioned Person; (ii) organized or ordinarily resident in any country or region then subject to or the target of sanctions or restrictions under Trade Control Laws (including Syria, Sudan, Iran, North Korea, Cuba, and the Crimea region of Ukraine) (each, a “Sanctioned Country”); or (iii) engaged in any unlawful transactions or dealings with, in, or for the benefit of any Sanctioned Person or any Sanctioned Country.

(ii) As of the date of this Agreement, there are no pending or threatened Legal Proceedings against the Company Group alleging a violation of any Trade Control Laws or Anti-Corruption Laws.

(iii) No licenses or approvals pursuant to the Trade Control Laws are necessary for the transfer of any export licenses or other export approvals to Parent or the Surviving Corporation in connection with the consummation of the Merger.

(b) Anti-Corruption Laws. Since January 1, 2017, none of the Company Group, nor to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on its behalf, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or other applicable anti-corruption laws in other countries in which the Company Group conducts business; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of the FCPA or other applicable anti-corruption, anti-kickback, or anti-bribery laws, regulations, statutes, and orders (collectively, “Anti-Corruption Laws”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2 Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Transactions have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) assuming the truth of the following sentence, the consummation of the Merger. Effective immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with the DGCL. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming that all Consents described in Section 4.4 have been obtained or made, and any waiting periods thereunder have terminated or expired prior to the Effective Time, violate or conflict with any law or order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners, managers (in the case of Parent) or the Guarantor or, to the knowledge of Parent or the Guarantor, any employees of Parent, Merger Sub or the Guarantor (a) has owned any shares of Company Capital Stock during the two (2) years prior to the date of this Agreement; or (b) is or has been at any time during the past three (3) years an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

4.7 Brokers. Except for Deutsche Bank, there is no financial advisor, investment banker, broker, finder, agent or other Person who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Affiliates.

4.8 Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Transactions, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Limited Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9 No Parent Vote or Approval Required. No vote or consent of the members or holders of any capital stock of, or other equity or voting interest in, Parent is necessary to adopt this Agreement and consummate the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any capital stock of, or other equity interest in, Merger Sub necessary to adopt this Agreement and consummate the Merger.

4.10 Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to the Enforceability Limitations. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Limited Guarantee.

4.11 Financing.

(a) Commitment Letters. As of the date of this Agreement, Parent has delivered to the Company a true, correct and complete copy of (i) the executed Equity Commitment Letter, dated as of the date of this Agreement, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the Required Amounts (such financing, the “Equity Financing”), (ii) the executed Debt Commitment Letter (the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Commitment Letters”), dated as of the date of this Agreement, pursuant to which the Financing Sources party thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purposes set forth therein (such financing, the “Debt Financing” and together with the Equity Financing, the “Financing”) and (iii) the fee letter related to the Debt Financing (the “Fee Letter”) (which Fee Letter may be redacted in a customary manner as required by the Financing Sources, so long as such redacted information does not adversely affect the amount, availability, or conditionality of the funding of the Debt Financing). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.8(b); and (B) subject in all respects to Section 9.8(b), Parent and the Guarantor will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of such third party beneficiary rights.

(b) No Amendments. As of the date of this Agreement, (i) the Commitment Letters have not been amended or modified prior to the date of this Agreement; (ii) no such amendment or modification is contemplated (other than any such amendment or modification to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof); and (iii) the respective commitments contained therein have not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified in any respect. As of the date of this Agreement there are no other written Contracts, agreements, side letters or arrangements to which Parent or Merger Sub is a party relating to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Commitment Letters. Other than as set forth in the Commitment Letters, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing.

(c) Sufficiency of Financing. Assuming the satisfaction or waiver of the conditions precedent set forth in Article VII, the net proceeds of the Financing, when funded in accordance with the Commitment Letters, together with available cash of the Company Group at Closing and, solely with respect to amounts required by Section 2.8, immediately available borrowing capacity, will be, in the aggregate, sufficient to (i) make the payment of all amounts payable at the Closing pursuant to Article II in connection with or as a result of the Merger (including the aggregate amount of the Company Option Consideration, Company RSU Consideration, and Company PSU Consideration payable promptly following the Closing as required by Section 2.8(g)), (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on all outstanding Indebtedness in respect of the Credit Facility, and (iii) pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger and the Financing (clauses (i) through (iii), collectively, the “Required Amounts”).

(d) Validity. As of the date of this Agreement, each Commitment Letter (in the form delivered by Parent to the Company) is in full force and effect and constitutes the legal, valid and binding obligation of Parent, Merger Sub and the Guarantor, as applicable, and, to the knowledge of Parent, the other parties thereto, enforceable against Parent, Merger Sub and the Guarantor and to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject to the Enforceability Limitations. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Equity Financing pursuant to any agreement relating to the Equity Financing to which the Guarantor, Parent or Merger Sub, or any of their respective Affiliates, is a party. As of the date of this Agreement, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, (i) constitute a default or breach of the Commitment Letters on the part of Parent or to the knowledge of Parent, any other party thereto; (ii) constitute or result in a failure to satisfy any of the terms or conditions to receipt of the Financing set forth in the Commitment Letters; or (iii) otherwise result in any portion of the Financing not being available (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance hereunder). As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition to receipt of the Financing to be satisfied by it: or (B) the full amount of the Financing committed pursuant to the Commitment Letters will not be available as of the Closing if the terms or conditions contained in the Commitment Letters to be satisfied by it are satisfied (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance hereunder). As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date of this Agreement, in each case pursuant to and in accordance with the terms of the Commitment Letters.

(e) No Exclusive Arrangements. As of the date of this Agreement, none of the Guarantor, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company Group in connection with the Merger.

4.12 Stockholder and Management Arrangements. As of the date of this Agreement, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract with any stockholder (other than any existing limited partner of the Guarantor or any of its Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Transactions; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company other than the Guarantor have agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13 Solvency. None of Parent, Merger Sub or the Guarantor is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. As of the Effective Time and immediately after giving effect to the Transactions (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.14 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or the Guarantor for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing sentence, no representation is made by Parent or Merger Sub with respect to any other statements made or incorporated by reference in the Proxy Statement.

4.15 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) the Company Group has not made any representation or warranty relating to the Company Group or its businesses, operations or otherwise in connection with this Agreement or the Transactions;

(ii) no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or its businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating any of the Transactions) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

(c) Investigation. Each of Parent and Merger Sub acknowledges that it has had the opportunity to conduct an independent investigation regarding the Company. Nothing in this subsection (c) is intended to modify or limit in any respect any of the representations or warranties of the Company in Article III.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as required by applicable law or any binding order issued by a Governmental Authority of competent jurisdiction; or (d) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, use its respective commercially reasonable efforts to (i) maintain its existence in good standing under the laws of its incorporation or formation; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business; and (iii) use its respective commercially reasonable efforts to (a) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations in all material respects; (b) keep available the services of its current officers and key employees; and (c) preserve the current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has business relations.

5.2 Forbearance Covenants. Except (i) as expressly contemplated or permitted by this Agreement; (ii) as set forth in Section 5.2 of the Company Disclosure Letter; (iii) as required by applicable law or any binding order issued by a Governmental Authority of competent jurisdiction; or (iv) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a) amend the Charter, the Bylaws or any other similar organizational document;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) other than pursuant to the vesting, or exercise of vested, Company Stock-Based Awards that are outstanding as of the date hereof (and only in accordance with their terms as of the date hereof), issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities;

(d) directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases of Company Securities pursuant to the terms and conditions of Company Stock-Based Awards outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement, or (B) transactions between the Company and any of its direct or indirect Subsidiaries;

(e) (A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned

Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f) (A) incur, assume or suffer any Indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business by the Company Group; (2) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (3) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business by the Company Group and for less than $500,000 in the aggregate for the benefit of the Company Group; (4) Indebtedness incurred under the Credit Facility or other existing arrangements (including in respect of letters of credit) in the ordinary course of business to support ordinary course working capital needs of the Company Group or capital expenditures to the extent permitted by Section 5.2(m); provided that in no event shall any such Indebtedness or arrangement, together with all amounts outstanding under the Credit Facility, exceed the aggregate amount specified on Section 5.2(f) of the Company Disclosure Letter; and (5) other Indebtedness for borrowed money in an aggregate principal amount not to exceed $1,000,000; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company and except for any indemnification and advancement obligations under the Charter, Bylaws, comparable organizational document of any Subsidiary of the Company or indemnification agreements with the Company Group;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; (3) advancement obligations under the Charter, Bylaws, comparable organizational document of any Subsidiary of the Company or indemnification agreements with the Company Group; and (4) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned Subsidiaries of the Company;

(h) acquire, lease, license (other than non-exclusive licenses in the ordinary course of business), sell, abandon (except in the ordinary course of business), transfer, assign, guarantee, exchange, mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create any lien thereupon, in each case in excess of $500,000 individually, or $1,000,000 in the aggregate in the case of acquisitions and $500,000 individually, or $1,000,000 in the aggregate in the case of dispositions, other than: (1) the sale, lease or licensing of products or services of the Company Group in the ordinary course of business; (2) the acquisition of inventory, in the ordinary course of business; (3) any capital expenditures permitted (or consented to by Parent) under Section 5.2(m); (4) in connection with financing transactions permitted (or consented to by Parent) under Section 5.2(f); (5) dispositions of obsolete or worthless personal property in the ordinary course of business which have no fair market value in the good faith determination of the Company; or (6) Permitted Liens;

(i) (A) enter into, adopt, amend (including accelerating the vesting, payment or funding), modify or terminate any Employee Plan or any arrangement that would be an Employee Plan if in effect on the date of this Agreement; (B) increase the compensation of any director, officer, employee, consultant, former employee, independent contractor, or other service provider, pay any special bonus or special remuneration to any director, officer, employee, consultant, former employee, independent contractor, or other service provider, or pay any material benefit not required by (or accelerate the time of payment or vesting of any payment becoming due under) any Employee Plan as in effect as of the date of this Agreement; (C) without limiting the foregoing, modify or amend (including by increasing the number of covered participants beyond the Covered Severance Plan Employees or the levels of severance payments and benefits provided under) or the CIC Severance Policy; or (D) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, independent contractor, consultant, or other service provider, except in the case of each of (A) and (B), (1) as may be required by applicable law or the terms of any Employee Plan in effect on the date hereof and set forth on Section 3.18(a) of the Company Disclosure Letter or this Agreement; (2) in connection with any new employee hires whose annual salary is less than $150,000 in the ordinary course of business; or (3) for increases in compensation, annual bonus targets and other benefits for employees below the level of vice president and whose annual salary is less than $150,000, in the ordinary course of business (it being understood that these exceptions to the foregoing clauses (1), (2) and (3) will not apply to any actions otherwise prohibited by Section 5.2(c) or by Section 5.2(i)(C), or Section 5.2(i)(D));

(j) settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is (A) reflected or reserved against in the Audited Company Balance Sheet; (B) for solely monetary payments of no more than $200,000 individually and $500,000 in the aggregate; (C) settled in compliance with Section 5.2(l) or Section 6.15; (D) in favor of the Company Group in the ordinary course of business; or (E) for solely monetary payments for any Legal Proceeding that is covered by insurance (exclusive of any amounts payable in respect of any insurance deductible);

(k) except as required by applicable law, any Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or GAAP (or any interpretation thereof), (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any material change in any of its accounting principles or practices;

(l) (A) make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund other than settlements, compromises or surrenders not to exceed $100,000 individually and $250,000 in the aggregate; (C) file an amended Tax Return that could materially increase the Taxes payable by the Company Group; or (D) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(m) incur or commit to incur any capital expenditure(s), other than (1) consistent with the capital expenditure budget set forth in Section 5.2(m) of the Company Disclosure Letter, (2) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged after the date hereof due to casualty or accident that are covered by insurance (exclusive of any amounts payable in respect of any insurance deductible) or (3) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (3) not to exceed $150,000 in the aggregate in each three-month period following the date hereof;

(n) enter into, modify, amend or terminate any (a) Contract (other than any Material Contract) that if so entered into, modified, amended or terminated would have a Company Material Adverse Effect; or (b) Material Contract except in the ordinary course of business;

(o) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(p) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(q) effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff event affecting or implicating in whole or in part any site of employment, facility, operating unit or employee;

(r) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(s) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, legal partnership (excluding, for avoidance of doubt, strategic relationships, alliances, reseller agreements and similar commercial relationships), limited liability corporation or similar arrangement with any third Person;

(t) enter into any Collective Bargaining Agreement or agreement to form a work council or other Contract with any labor organization or works council;

(u) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 5.3(e)(i)(2) or Section 5.3(e)(ii)(3);

(v) (i) accelerate, in any material respect, the receipt of any collections or accounts receivable or cash contributions of any type (other than in the ordinary course of business); (ii) sell or ship products or deliver services ahead of normally maintained schedules or otherwise accelerate sales in any material respect (including by inducing customers (including advertisers, agencies or distributors) through special payment incentives, discounts, or otherwise to buy products or services in quantities in excess of their current needs) or engage in any practice that would reasonably be considered “channel stuffing” or “trade loading”; or (iii) delay or postpone, in any material respect, any accounts payable or other payables or expenses (other than in the ordinary course of business); or

(w) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Go-Shop Period. Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 12:00 p.m., Eastern time on August 25, 2019 (the “No-Shop Period Start Date”), the Company and its Affiliates, directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to: (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, furnish to any Person (and its Representatives and prospective equity and debt financing sources) any non-public information relating to the Company Group or afford to any Person (and its Representatives and prospective equity and debt financing sources) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, provided, however, that the Company will promptly (and in any event within 24 hours) provide to Parent, or provide Parent access to, any such non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously provided to Parent, its Representatives or its prospective equity and debt financing sources; and (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal.

(b) No Solicitation or Negotiation. Except as expressly permitted by this Section 5.3, from and after the No-Shop Period Start Date, the Company will and will cause each of its Subsidiaries and its and their officers and directors to, and will instruct and use its reasonable best efforts to cause its Representatives to, (i) cease any solicitations, discussions or negotiations with any Person that would be prohibited by this Section 5.3(b), request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person with whom a confidentiality agreement was entered into within the six (6) month period immediately preceding the No-Shop Period Start Date and terminate all access granted to any such Person and its Representatives to any physical or electronic data room; and (ii) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, not, directly or indirectly, (A) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist the making, submission or announcement of any proposal, inquiry or offer that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) or its Representatives (in their capacity as such) any non-public information relating to the Company Group or any Acquisition Proposal or afford to any Person or its Representatives (in their capacity as such) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3); or (D) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not be required to enforce, and will be permitted to waive or release, any provision of any standstill or confidentiality agreement solely to the extent that such provision has the effect of prohibiting or purports to prohibit making a confidential Acquisition Proposal to the Company Board (or any committee thereof).

(c) Conduct Following No-Shop Period Start Date. Notwithstanding anything set forth in this Agreement to the contrary, if, at any time following the No-Shop Period Start Date but prior to obtaining the Requisite Stockholder Approval, the Company or any of its Representatives receives an Acquisition Proposal that did not result from any material breach of this Section 5.3, (i) the Company and its Representatives may contact the Person or group of Persons making the Acquisition Proposal solely to clarify the terms and conditions thereof or to request that any Acquisition Proposal made orally be made in writing; and (ii) if the Company Board (or a committee thereof) has determined in good faith (after consultation with its independent financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, then the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Advisor), (A) participate or engage in discussions or negotiations with the Person or group of Persons making the Acquisition Proposal and its or their Representatives regarding such Acquisition Proposal and (B) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making such Acquisition Proposal and furnish, or provide access to, pursuant to such Acceptable Confidentiality Agreement any non-public information relating to the Company Group or its businesses, properties, assets, books, records or other non-public information, or provide access to any personnel of the Company Group; provided, however, that the Company will promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company Group that is provided to any such Person or group of Persons or its or their Representatives that was not previously provided to Parent.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing, which request is transmitted after any public disclosure of an Acquisition Proposal (provided that the

Company will have no obligation to make such reaffirmation on more than two separate occasions); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(e) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(e) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any material event, development, discovery, change or circumstance with respect to the Company that (A) was not known to, or reasonably expected by, the Company Board as of the date of this Agreement; and (B) does not relate to (a) any Acquisition Proposal; or (b) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (an “Intervening Event”) (it being understood that the foregoing clause (b) will not prevent or otherwise affect a determination that any event, development, discovery, change or circumstance underlying such fact or changes referred to in clause (b) has resulted in or contributed to an Intervening Event), if the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with the directors’ fiduciary duties pursuant to applicable law and if and only if:

(1) the Company has provided prior written notice to Parent at least five (5) Business Days in advance to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) intends to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such five (5) Business Day period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or a committee thereof) would no longer determine that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties pursuant to applicable law; and (B) permitted Parent and its Representatives an opportunity to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); or

(ii) if the Company has received a bona fide Acquisition Proposal, whether during the Go-Shop Period or after the No-Shop Period Start Date, that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal and which did not result from any breach of this Section 5.3, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations pursuant to applicable law;

(2) the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3) (i) the Company has provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”), which notice shall state (A) that the Company has received a bona fide Acquisition Proposal that has not been withdrawn and that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal; (B) to the extent not previously provided to Parent pursuant to Section 5.3(f), the material terms of such Acquisition Proposal, the identity of the Person or group of Persons making such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal; and (C) that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e)(ii) absent revisions to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its Representatives an opportunity to make a presentation to the Company Board (or a committee thereof) regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation); provided, however, that, in the event of any revisions to the financial terms or any other material term or condition of such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii)(3) with respect to such new written notice (except that the Notice Period in respect of such new written notice shall be three (3) Business Day and the Company will not be required to permit Parent and its Representatives an opportunity to make a presentation as contemplated by clause (ii)(2) above); and

(4) in the event of any termination of this Agreement in order to cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying (or causing to be paid) the Company Termination Fee in accordance with Section 8.3(b)(iii).

(f) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within 24 hours thereafter) notify Parent in writing of (i) the receipt by the Company or, to the Knowledge of the Company, its Representatives of any Acquisition Proposal; (ii) the identity of the Person or group of Persons making such Acquisition Proposal; (iii) a copy of any such Acquisition Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company or its Representatives; and (iv) a written summary of material terms and conditions of any such Acquisition Proposal not made in writing. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status and supplementally provide any change to the terms of any such Acquisition Proposals (including as required by clauses (i) through (iv) above and any amendments thereto) and the status of any such discussions or negotiations.

(g) Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board (or a committee thereof) has determined to make in good faith in order to comply with applicable law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.

(h) Breach by Representatives. The Company agrees that any material breach of this Section 5.3 by any of its Representatives, to the extent acting at the Company’s direction, that, if taken by the Company, would be a breach of this Section 5.3, will be deemed to be a breach of this Section 5.3 by the Company.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will, and will cause their respective Affiliates to, use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transactions, including by:

(i) causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions;

(iii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Transactions; and

(iv) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Transactions.

(b) No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to clause (D) of the second sentence of Section 6.2(a)), neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of (i) preventing, impairing, delaying or otherwise adversely affecting the consummation of the Transactions; or (ii) the ability of such Party to fully perform its obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Transactions, including in connection with obtaining any consent pursuant to any Material Contract.

6.2 Antitrust Filings.

(a) Filing Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, and in the case of Parent and Merger Sub shall cause their respective Affiliates to, to the extent required in the reasonable judgment of counsel to Parent and the Company, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Transactions as required by the HSR Act within ten (10) Business Days following the date of this Agreement; and (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority (including the European Union) pursuant to other applicable Antitrust Laws in connection with the Transactions, with Parent having primary responsibility for the making of such filings. Each of Parent and the Company will use reasonable best efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; (D) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions; and (E) obtain (or cause to be obtained) any required consents pursuant to any Antitrust Laws applicable to the Transactions, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws applicable to the Transactions, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. The parties to this Agreement shall not, and shall cause their respective Affiliates not to, take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the FTC and DOJ as necessary.

(b) Divestitures. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Transactions pursuant to the HSR Act and any other Antitrust Laws applicable to the Transactions, each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, (i) offer, negotiate, commit to and effect, by consent decree, hold separate order, settlement, undertaking, stipulation or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; (B) the termination, amendment or assignment of existing relationships or contractual rights or obligation of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; (C) the change or modification of any course of conduct regarding future operations of Parent and Merger Sub (and their respective Affiliates), on the one hand, and the Company Group, on the other hand; and (D) any other restrictions on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company Group, on the other hand, with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein (each of the actions in the foregoing clauses (A) through (D), a “Regulatory Condition”); and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, brought or threatened to be brought by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated, lifted or terminated, any order of any kind or nature that would prevent the consummation of the Transactions from occurring prior to the Termination Date. Except as expressly provided for under this Section 6.2, all such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 6.2 shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur. If any Regulatory Condition agreed to by Parent requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, Parent hereby consents to the taking of such action by the Company and its Subsidiaries to the extent required by such Regulatory Condition. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or Merger Sub be obligated pursuant to this Agreement to, and the Company will not without the written consent of Parent, sell, divest, license or hold separate any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or to take or commit to take any action, unless the consummation or such transaction or effectiveness of such action is conditioned upon the Closing.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company shall (and shall cause its Subsidiaries to) and Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable laws, (i) promptly notify the other parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Transactions and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority; (ii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transactions; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transactions without giving the other parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information; provided, however, that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. Promptly following the date of this Agreement (and in any event by August 26, 2019, unless otherwise agreed to in writing by Parent and the Company), the Company will prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company must include the Company Board Recommendation in the Proxy Statement.

(b) Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Transactions pursuant to applicable law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Other Required Parent Filing. If Parent, Merger Sub or any of their respective Affiliates determines that it is required to file any document with the SEC in connection with the Transactions or the Company Stockholder Meeting pursuant to applicable law (an “Other Required Parent Filing”), then Parent and Merger Sub will, and will cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause, and will cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent or Merger Sub nor any of their respective Affiliates may file any Other Required Parent Filing (or any amendment thereto) with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, no Other Required Parent Filing may contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filings will not, at the time that such Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective

Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(e) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(f) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(g) Dissemination of Proxy Statement. Subject to applicable law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement; provided, that the Company shall not be required to mail the Proxy Statement prior to August 26, 2019.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules of NASDAQ to establish a record date for (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval; provided that such Company Stockholder Meeting shall not be required prior to the No-Shop Period Start Date. Within one (1) Business Day after the date of this Agreement (and thereafter, upon the reasonable request of Parent), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholder Meeting that is twenty (20) Business Days after the date of such “broker search.” Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the twentieth (20th) Business Day following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting if (i) there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting;

(ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order or a request from the SEC or its staff; (iii) the Company has notified Parent pursuant to Section 5.3(e) that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 5.3(e)(ii) and the applicable notice period thereunder will not have expired prior to the then-scheduled date and time of the Company Stockholder Meeting; or (iv) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that such postponement or adjournment is required by applicable law in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release, filing materials with the SEC or otherwise. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement and the Merger to its stockholders at the Company Stockholder Meeting even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change.

6.5 Financing.

(a) No Amendments to Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Commitment Letters without the prior written consent of the Company, if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing to less than the amount needed to satisfy the Required Amounts (taking into account other debt or equity financing), (ii) impose new or additional conditions to receipt of the Financing or otherwise expand, amend or modify any of the conditions to receipt of the Financing or (iii) otherwise expand, amend, modify or waive any provision of the Commitment Letters in a manner that would reasonably be expected to (A) delay or make less likely the funding of the Financing (or satisfaction of the conditions to receipt of the Financing) on the Closing Date or (B) adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Letters. Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the applicable Commitment Letter as amended or modified in compliance with this Section 6.5; and (2) “Commitment Letter” will include the applicable document as amended or modified in compliance with this Section 6.5.

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms and conditions described in the applicable Commitment Letters, including using its reasonable best efforts to (i) maintain in effect the Commitment Letters in accordance with the terms and subject to the conditions thereof until the funding of the applicable Financing; (ii) satisfy on a timely basis all conditions to funding of the Financing that are applicable to Parent and Merger Sub in the applicable Commitment Letter; (iii) assuming the satisfaction or waiver of the conditions precedent set forth in Article VII, consummate the Financing at or prior to the Closing and (iv) comply with its obligations pursuant to the Commitment Letters.

(c) Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Financing to enforce its rights pursuant to the applicable Commitment Letter (it being understood that Parent and Merger Sub will seek to enforce, including by bringing suit for specific performance, the Equity Commitment Letter if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Merger); or (ii) subject to Section 6.5(e) with respect to Substitute Financing, seek the Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the applicable Commitment Letter.

(d) Notifications. Upon request of the Company, Parent shall keep the Company reasonably informed of the status of Parent’s efforts to arrange the Debt Financing. Parent shall promptly notify the Company if at any time (i) the Debt Commitment Letter is terminated or expires (or if any person attempts or purports to terminate or repudiate the Debt Commitment Letter, whether or not such attempted or purported termination or repudiation is valid), (ii) Parent obtains knowledge of any breach or default or any threatened (in writing) breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) of the Debt Commitment Letter by any party thereto, (iii) Parent receives written communication from any Financing Source with respect to any actual, potential or threatened breach, default, termination or repudiation of the Debt Commitment Letter or (iv) Parent’s good faith belief that it will no longer be able to obtain the Debt Financing in an amount necessary to satisfy the Required Amounts on the Closing Date.

(e) Substitute Financing. If all or any portion of the Debt Financing expires or is terminated or all or any portion thereof becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter and Fee Letter and such portion is required to satisfy the Required Amounts (after giving effect to any other equity and/or debt financing that may then be available to cover such unavailable amount), Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof and the reasons therefor and (ii) use reasonable best efforts to arrange and obtain, at its sole expense, substitute financing sufficient to cover such unavailable amount on terms and conditions and conditions that are no less favorable in the aggregate to Parent (in the reasonable judgment of Parent) than those set forth in the Debt Commitment Letter and Fee Letter as of the date hereof (the “Substitute Financing”). Parent shall deliver any commitment letter related to such Substitute Financing to the Company promptly after execution thereof (together with the related fee letters (in the case of the fee letters, redacted in a manner consistent with Section 4.11)). Other than for purposes of Section 4.11, upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Debt Financing”, each debt commitment letter for such Substitute Financing shall be deemed a “Debt Commitment Letter” and each financing source in respect of such Substitute Financing shall be deemed a “Financing Source”, in each case for all purposes of this Agreement.

6.6 Financing Cooperation.

(a) Cooperation. The Company will promptly furnish Parent with the Required Information. Prior to the Effective Time, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries and each of their respective Affiliates and Representatives to use their respective reasonable best efforts, to provide Parent and Merger Sub with all cooperation reasonably requested by Parent or Merger Sub to assist them in arranging the Debt Financing, including:

(i) participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company to participate) in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(ii) assisting Parent and the Financing Sources with the timely preparation of customary (A) rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing; (B) offering documents, prospectuses, memoranda and similar documents, in each case required in connection with the Debt Financing; and (C) pro forma financial information and financial statements of the Surviving Corporation;

(iii) assisting Parent in connection with the preparation, registration, and execution of any pledge and security documents, currency or interest hedging arrangements and other definitive financing documents (including schedules thereto) as may be reasonably requested by Parent or the Financing Sources, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(iv) to the extent readily available, furnishing Parent with customary financial information of the Company and its Subsidiaries reasonably requested by Parent in connection with the Debt Financing;

(v) cooperating reasonably with Parent and the Financing Sources in the due diligence efforts of the Financing Sources and otherwise satisfying the conditions precedent to receipt of the Debt Financing;

(vi) facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date;

(vii) delivering notices of prepayment within the time periods required by the Credit Facility and obtaining the customary payoff letters in form and substance reasonably acceptable to Parent, lien terminations and instruments of discharge (the “Debt Payoff Letter”), and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness;

(viii) providing authorization or representation letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company Group;

(ix) taking all customary corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high-yield debt financing, by the Surviving Corporation or any of its Subsidiaries concurrently with or immediately following the Effective Time; and

(x) promptly furnishing (and in any event at least three Business Days prior to the Closing Date) Parent and the Financing Sources with all documentation and other information about the Company Group as is reasonably requested by Parent relating to applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and the beneficial ownership certification required by 31 C.F.R. § 1010.230.

(b) Obligations of the Company. Nothing in this Section 6.6 will require the Company Group to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) enter into any definitive agreement that is effective prior to the Closing; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; or (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction to any property or assets of the Company Group. In addition, (A) no action, liability or obligation of the Company Group or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)) will be effective until the Effective Time, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (B) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this

Section 6.6 will require (1) any officer or Representative of the Company Group to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; or (2) the Company Board to approve any financing or Contracts related thereto.

(c) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company Group or the reputation or goodwill of the Company Group and (ii) are used solely in connection with a description of the Company, its business and products, the Debt Financing or the Merger.

(d) Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential, subject to customary confidentiality provisions on the part of any financing sources or prospective financing sources and other financial institutions and investors that may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors).

(e) Reimbursement. Promptly upon request by the Company after termination of this Agreement in accordance with Section 8.1, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees of one outside counsel) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section 6.6.

(f) Indemnification. The Company Group and its Representatives will be indemnified and held harmless by Parent, from and against any and all liabilities, losses, damages, claims and reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees of one outside counsel), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent arising from (i) historical information furnished in writing by or on behalf of the Company Group, including financial statements, or (ii) the willful misconduct, fraud or intentional misrepresentation of the Company Group. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) referred to collectively as the “Reimbursement Obligations.”

(g) No Financing Condition. Subject to Section 9.8(b), Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing.

6.7 Anti-Takeover Laws. The Company and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation (or, in the case of Section 203 of the DGCL, the restrictions on “business combinations” contained therein) is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation (or, in the case of Section 203 of the DGCL, the restrictions on “business combinations” contained therein) becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives reasonable access (under Company supervision) during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information relate to the negotiation and execution of this Agreement, are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; or relate to, subject to Section 5.3, an Acquisition Proposal. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another person designated by the Company.

6.9 Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between the Company Group and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) for any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with, and the certificates of incorporation, bylaws and other similar organizational documents of, the Company Group in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company Group or other Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the

Transactions, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel, including but not limited to Goodwin Procter LLP, (the reasonable and documented fees and expenses of which counsel will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination of whether any Indemnified Person is entitled to indemnification by Parent or the Surviving Corporation under this Section 6.10, including any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person).

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; (ii) transfers all or substantially all of its properties and assets to any Person; or (iii) dissolves, then proper provisions will be made so that the successors and assigns of Parent, the

Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable law (whether at law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy, indemnification agreement, certificate of incorporation, bylaws or similar organizational document that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the Continuing Employees. For a period of not less than one (1) year following the Effective Time (the “Continuation Period”) the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee compensation and employee benefits (other than equity-based benefits) at compensation and benefit levels that are substantially comparable in the aggregate to those in effect at the Company Group immediately prior to the Effective Time. Notwithstanding the foregoing, for at least the duration of the Continuation Period, base compensation and target incentive compensation opportunity (each as in effect at the Company Group on the date of this Agreement) will not be decreased for any Continuing Employee employed during the Continuation Period.

(b) Severance Programs. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor all Employee Plans set forth in Section 3.18(a) of the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Employee Plans and except as provided herein.

(c) New Plans. To the extent that a new employee benefit plan is made available to any Continuing Employee at or after the Effective Time (each a “New Plan”), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, where applicable, and without limiting the generality of the foregoing, the Surviving Corporation and its Subsidiaries will use commercially reasonable efforts to ensure that: (i) at the Effective Time, each Continuing Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Employee Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) at the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan that is a health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time and (iii) at the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) 2019 Fiscal Year Bonus Plan. Notwithstanding any permitted amendment, termination or discretion applicable to any Employee Plan that provides for the payment of annual cash bonuses, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) to the extent not already paid prior to Closing, pay bonuses to Continuing Employees who remain employed through December 31, 2019 (whether or not employed on the payment date) in respect of fiscal year 2019 (“2019 Bonuses”) (i) to Continuing Employees that are eligible for such bonus payments and (ii) in an amount determined by the Company Board (or a committee thereof) in good faith and in the ordinary course of business consistent with past practice based on actual achievement of applicable performance goals which 2019 Bonuses in the aggregate shall not exceed the amount set forth on Section 6.11(d) of the Company Disclosure Letter. The 2019 Bonuses shall be paid by the Company or the Surviving Corporation, as applicable, at the time or times that the 2019 Bonuses would normally be paid by the Company in the ordinary course of business (including, for the avoidance of doubt, subject to any continuing employment conditions).

(e) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

6.12 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Notification of Certain Matters.

(a) Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b) Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

6.14 Public Statements and Disclosure. The initial press release concerning this Agreement and the Transactions will be a joint press release reasonably acceptable to the Company and Parent (the “Announcement”). Thereafter, the Company (other than any communication principally related to a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions, except that the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); or (iii) principally related to a Superior Proposal or Company Board Recommendation Change. Notwithstanding the foregoing, this Section 6.14 shall not apply to any press release or other public statement made by the Company or Parent (x) that is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company or Parent that has not been previously announce or made public in accordance with the terms of this Agreement or (y) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transactions.

6.15 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation, prior to the Effective Time, except for the settlement or compromise consent set forth above. All rights to indemnification or retention of counsel shall be subject to the terms set forth in Section 6.10.

6.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18 Parent Vote. Effective immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with the DGCL.

6.19 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.20 Credit Facility. At least two (2) Business Days prior to the Closing Date, the Company shall provide Parent with the Debt Payoff Letter in respect of the Credit Facility. At the Effective Time, Parent will provide (or cause to be provided) to the person identified in the Debt Payoff Letter funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding under the terms of the Credit Facility as set forth in the Debt Payoff Letter.

6.21 Repatriation. The Company shall (and shall cause its Subsidiaries to) use their commercially reasonable efforts in the manner reasonably requested in writing by Parent at least five (5) Business Days prior to the Closing to distribute or transfer or cause to be distributed or transferred to the Company immediately before the Closing (including pursuant to the repayment of outstanding intercompany obligations) any cash balances held by any non-U.S. Subsidiaries of the Company provided, however, that no distribution or transfer will be required to be made (a) to the extent that such distribution or transfer would be subject to withholding or other Taxes in advance of the Effective Time, and (b) unless and until all of the conditions of the Merger set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing), and Parent has confirmed that it is prepared to consummate the Closing. Notwithstanding anything in this Agreement to the contrary, the Parties agree that if the Company and its Subsidiaries distribute or transfer any cash pursuant to this Section 6.21 at the request of Parent, then the representations, warranties and covenants in this Agreement shall only be required to be made and shall apply as if no such distribution or transfer of cash pursuant to this Section 6.21 had occurred, including, without limitation for purposes of any condition set forth in Section 7.2.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) Antitrust Laws. The waiting period (and any extension thereof, if any) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained, and all clearances, approvals and/or authorizations required by the Antitrust Laws of Germany shall have been obtained.

(c) No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3(c) (Anti-Takeover Laws), Section 3.7(c) (Company Securities) (other than the first sentence thereof), Section 3.7(d) (Other Rights), Section 3.12(b) (Absence of Certain Changes) and Section 3.24 (Brokers) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii) The representations and warranties set forth in Section 3.7(a) (Capital Stock), Section 3.7(b) (Stock Reservation) and the first sentence of Section 3.7(c) (Company Securities) will be true and correct in all respects as of the Closing Date, in each case (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $3,000,000.

(b) Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. Notwithstanding anything to the contrary set forth in this Agreement, none of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied, if in any such case such party’s breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or failure to perform fully its obligations under this Agreement in any manner has primarily caused or resulted in a failure of any such condition to be satisfied or otherwise have given rise to a right of termination of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party (it being agreed that Parent and Merger Sub shall be a single Party for purposes of this clause (b)) that has failed to comply with Section 6.1 or Section 6.2 or to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statue, rule, regulation or order;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., Pacific time, on January 25, 2020 (the “Termination Date”), it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (1) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i); or (2) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date (it being agreed that Parent and Merger Sub shall be a single Party for purposes of this clause (ii));

(d) by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the adoption of this Agreement;

(e) by Parent, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b), except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in breach of any of their respective representations, warranties or covenants under this Agreement so as to cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied;

(f) by Parent, at any time prior to the receipt of the Requisite Stockholder Approval, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, except that

Parent’s right to terminate this Agreement pursuant to this Section 8.1(f) will expire at 5:00 p.m., Pacific time, on the tenth (10th) Business Day following the date on which such right to terminate first arose;

(g) by the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval), if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach of any of its representations, warranties or covenants under this Agreement so as to cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(h) by the Company, at any time prior to the receipt of the Requisite Stockholder Approval, if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal; and (iv) prior to or concurrently with such termination the Company pays (or causes to be paid) the Company Termination Fee due to Parent in accordance with Section 8.3(b)(iii); or

(i) by the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) Parent and Merger Sub fail to consummate the Merger on the date upon which Parent is required to consummate the Merger pursuant to Section 2.3; (iii) the Company has irrevocably notified Parent in writing that (A) it is ready, willing and able to consummate the Closing; and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that the Company is willing to waive any unsatisfied conditions set forth in Section 7.3; (iv) the Company has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.3 and (v) Parent and Merger Sub fail to consummate the Merger by the three (3) Business Day period contemplated by the foregoing clause (iv) and the date required pursuant to Section 2.3.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 4.15, Section 6.6(d), Section 6.6(e),

Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 8.3(f), nothing in this Agreement will relieve any Party from any liability for any willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge or intention that the taking of such act or omission would constitute a material breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Limited Guarantee, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as otherwise set forth herein, all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger. With respect to the preparation and filing of tax returns as related to the foregoing Taxes, Parent and the Company Group shall cooperate with each other and provide such documents and assistance as may be necessary to prepare all such tax returns, and Parent shall timely file such tax returns.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) at the time of such termination, the conditions set forth in Section 7.1(b) and Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed and not withdrawn or otherwise abandoned; and (D) within one (1) year following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company will concurrently with the consummation of such Acquisition Transaction pay (or cause to be paid) to Parent an amount equal to $24,750,000 (the “Company Termination Fee”). For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within two (2) Business Days) following such termination pay (or cause to be paid) to Parent the Company Termination Fee.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then prior to or concurrently with such termination the Company must pay (or cause to be paid) to Parent the Company Termination Fee; provided, that if such termination occurs prior to the No-Shop Period Start Date and the Company has entered into a definitive Alternative Acquisition Agreement to consummate an Acquisition Transaction at the time of such termination, then the “Company Termination Fee” shall mean an amount equal to $12,375,000.

(c) Parent Payments. If this Agreement is validly terminated pursuant to Section 8.1(g) due to the willful breach of this Agreement by Parent or Merger Sub or Section 8.1(i), then Parent must promptly (and in any event within two (2) Business Days) following such termination pay to the Company an amount equal to $49,500,000 (the “Parent Termination Fee”).

(d) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties agree that each of the Company Termination Fee and the Parent Termination Fee constitutes liquidated damages and not a penalty.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amount due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, then the non-paying Party will pay or cause to be paid to the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law (collectively, the “Fee Enforcement Expenses”). All payments under this Section 8.3 to be made by the Company to Parent shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, and all payments under this Section 8.3 to be made by Parent to the Company shall be made by wire transfer of immediately available funds to an account designated in writing by the Company.

(f) Sole and Exclusive Remedy.

(i) Under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches under this Agreement, the Limited Guarantee or the Equity Commitment Letter, taking into account the payment of the Parent Termination Fee, the Reimbursement Obligations and the Fee Enforcement Expenses pursuant to this Agreement and the Enforcement Expenses (as defined in the Limited Guarantee), exceed the aggregate amount of $51,000,000 (the “Parent Liability Limitation”). Other than for any breach by Parent, Merger Sub or any of their Affiliates of the Confidentiality Agreement, in no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award in excess of the Parent Liability Limitation against (A) Parent, Merger Sub or the Guarantor; or (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Sub or the Guarantor), members, managers, general or limited partners, stockholders or assignees of each of Parent, Merger Sub and the Guarantor (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will the Company Group be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contemplated hereby and thereby (including, any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure. Other than the Guarantor’s obligations under the Limited Guarantee and the Equity Commitment Letter, other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement and other than the obligations of Parent, Merger Sub or any of their respective Affiliates to the extent expressly provided in the Confidentiality

Agreement, in no event will any Parent Related Party or any other Person other than the Guarantor, Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Transactions.

(ii) Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b), will be the only monetary damages that Parent and Merger Sub and each of their respective Affiliates may recover from (A) the Company Group and each of its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of the Company Group and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to (x) the Confidentiality Agreement and (y) the Fee Enforcement Expenses, which such expenses, together with the Company Termination Fee, shall not exceed the amount of the Company Liability Limitation); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to (x) the Confidentiality Agreement and (y) the Fee Enforcement Expenses, which such expenses, together with the Company Termination Fee, shall not exceed the amount of the Company Liability Limitation).

(iii) Under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement, taking into account the payment of the Company Termination Fee and the Fee Enforcement Expenses pursuant to this Agreement, exceed the aggregate amount of $26,250,000 (the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will Parent, Merger Sub or the Parent Related Parties be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Transactions, the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure. Other than the obligations of the Company to the extent expressly provided in this Agreement, in no event will any Company Related Party or any other Person other than the Company have any liability for monetary damages to Parent, Merger Sub or any other Person relating to or arising out of this Agreement or the Transactions.

(iv) The Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), will be the only monetary damages that the Company Group may recover from the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate any of the Transactions or any claims or actions under applicable law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Parent Related Parties will have any further liability or obligation to the Company or any Company Related Party relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, (x) the Confidentiality Agreement and (y) the Reimbursement Obligations, the Fee Enforcement Expenses, and the Enforcement Expenses (as defined in the Limited Guarantee), which collectively such items under this clause (y) and the Parent Termination Fee shall not exceed the amount of the Parent Liability Limitation); and (2) none of the Company Group or any other Person will be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any Parent Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, (x) the Confidentiality Agreement and (y) the Reimbursement Obligations, the Fee Enforcement Expenses, and the Enforcement Expenses (as defined in the Limited Guarantee), which collectively such items under this clause (y) and the Parent Termination Fee shall not exceed the amount of the Parent Liability Limitation).

(g) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 8.3(f), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief subject to the terms and limitations in Section 9.8(b), except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the terms and limitations of, Section 9.8(b), under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 9.8(b) and monetary damages.

(h) Non-Recourse Parent Party. In no event will the Company or any Company Related Parties seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Guarantor, Parent and Merger Sub) with respect to this Agreement, the Equity Commitment Letter or the Limited Guarantee or the transactions contemplated hereby and thereby (including any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than (i) from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guarantor to the extent expressly provided for in the Limited Guarantee or the Equity Commitment Letter; or (ii) from any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement.

(i) Non-Recourse Company Party. In no event will Parent or Merger Sub or any Parent Related Parties seek or obtain, nor will they permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Company Related Parties (other than the Company) with respect to this Agreement, the Transactions, the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than from the Company to the extent expressly provided for in this Agreement.

8.4 Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 8.3(f)(i), Section 8.6, Section 9.6, Section 9.8(b)(i), Section 9.9, Section 9.10, Section 9.11 and this Section 8.4 (and the defined terms therein and any provision of this Agreement to the extent an amendment, modification or alteration of such provision would modify the substance of any of the foregoing Sections to the extent relating to the Financing Sources) may not be amended, modified or altered without the prior written consent of the Financing Sources that have consent rights with respect thereto.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

8.6 No Liability of Financing Sources. None of the Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company Group will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, that nothing in this Section 8.6 shall limit the rights of the Company and its Affiliates from and after the Effective Time under any debt commitment letter or the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand (with a written or electronic confirmation of delivery) or by email (with electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Marvel Parent, LLC or Marvel Merger Sub, Inc.

c/o HGGC, LLC

1950 University Avenue, Suite 350

Palo Alto, California 94303

Attn:    David Chung

            Kurt A. Krieger

Email: dchung@hggc.com

            KAK@hggc.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

555 California Street

San Francisco, CA 94104

Attn:    Travis L. Nelson, P.C.

            Joshua M. Zachariah, P.C.

            Joseph K. Halloum

Email: tnelson@kirkland.com

            joshua.zachariah@kirkland.com

            joseph.halloum@kirkland.com

(b)	if to the Company (prior to the Effective Time) to:

Monotype Imaging Holdings Inc.

600 Unicorn Park Drive

Woburn, Massachusetts 01801

Attn:      Janet Dunlap, Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

Email:    janet.dunlap@monotype.com

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attn:     John M. Mutkoski

             Joseph L. Johnson III

             Andrew H. Goodman

Email:   jmutkoski@goodwinlaw.com

              jjohnson@goodwinlaw.com

              agoodman@goodwinlaw.com

Any notice sent by email or otherwise received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or the Guarantor pursuant to the Limited Guarantee; or (ii) impede or delay the consummation of the Transactions or otherwise materially impeded the rights of the holders of shares of Company Common Stock and Company Stock-Based Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that the Company has previously executed a confidentiality letter agreement with HGGC, LLC, dated April 3, 2019 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Limited Guarantee and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expire in accordance with their terms or are validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.6(f), Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.6(f) and Section 6.10; and (b) from and after the Effective Time, the rights of the holders of shares of Company Common Stock and Company Stock-Based Awards to receive the merger consideration set forth in Article II. The rights granted pursuant to clause (b) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock or Company Stock-Based Awards by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock or Company Stock-Based Awards and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and subject to the limitations set forth in Section 8.3(f)) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit. The provisions of Section 8.3(f)(i), Section 8.4, Section 8.6, Section 9.8(b)(i), Section 9.9, Section 9.10, Section 9.11, Section 9.16 and this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be directly enforceable by the Financing Sources and their respective successors and assigns).

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this

Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 8.6 and Section 9.8(b)(ii), (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding anything in the foregoing to the contrary, in no event shall the Company, any Subsidiary of the Company or any other member of the Company Group, or any of their respective Affiliates be entitled to seek equitable remedies, including, by way of example, an injunction or specific performance of this Agreement, against any Financing Source.

(ii) Notwithstanding Section 9.8(b)(i) or anything else to the contrary, it is expressly agreed that the right of the Company to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded (including to cause Parent to enforce the obligations of the Guarantor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter), shall be subject to the requirements that: (A) the Company has irrevocably confirmed in writing that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their nature are intended to be satisfied at the Closing, but subject to those conditions being capable of being satisfied at the Closing) at the time when the Closing would have occurred or been required to occur pursuant to Section 2.3, (ii) if specific performance is granted and the Debt Financing and Equity Financing were funded in accordance with the terms thereof, the Closing will occur and (iii) if the Equity Financing and the Debt Financing are funded, then it is prepared, willing and able to effect the Closing to occur pursuant to the terms of this Agreement; and (B) the Debt Financing has been funded or will be funded in accordance with the terms of the Debt Commitment Letter at the Closing (if the Equity Financing is funded in accordance with the terms of the Equity Commitment Letter at the Closing); provided, that in no case shall Parent or Merger Sub be required to draw down the Equity Commitment Letter or consummate the Merger if the Debt Financing (or any alternative financing) is not in fact funded at the Closing.

(iii) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9 Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Delaware. Notwithstanding anything herein to the contrary, the parties hereto agree that all actions involving a Financing Source that is in any way related to this Agreement or any of the transactions contemplated by this Agreement (including any action arising out of or relating to the Debt Commitment Letter) shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles or rules to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

9.10 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b) Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York. Each of the Parties further agrees that it shall not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing, but, for the avoidance of doubt, other than any definitive agreements executed in connection with the Debt Financing or the performance thereof.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE LIMITED GUARANTEE, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING (INCLUDING THE DEBT COMMITMENT LETTER

OR THE FEE LETTER) OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to email (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

9.15 Performance Guarantee. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

9.16 Waiver of Claims Against Financing Sources. None of the Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided that the foregoing will not limit the rights of the parties to the Debt Commitment Letter or the definitive documentation entered into by Parent in connection with the Debt Financing with respect thereto (including the commitment to fund the amounts set forth in the Debt Commitment Letter on the Closing Date).

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

MARVEL PARENT, LLC

By its sole member:

MARVEL TOPCO, LLC
A Delaware limited liability company

By:	/s/ David Chung
Name: David Chung
Title: President

MARVEL MERGER SUB, INC.

By:	/s/ David Chung
Name: David Chung
Title: President

MONOTYPE IMAGING HOLDINGS INC.

By:	/s/ Scott E. Landers
Name: Scott E. Landers
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]